Raymond James Financial, Inc. Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**10/21/08**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**10/21/08**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**lisa.williford@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k8102108.htm**
	Raymond James Financial 4Q Earnings Release
EX-10.9.6	**ex10_9-6.htm**
	Amendment No. 5 To Amended and Restated Revolving Credit Agreement
EX-99.1	**ex99_1.htm**
	Exhibit 99.1 Press Release
GRAPHIC	**logo.jpg**
	Logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>10/21/08</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8102108.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>Raymond James Financial 4Q Earnings Release</value></field>
                <data sid="data1"><filename>k8102108.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex10_9-6.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-10.9.6</value></combobox>
                <field sid="SubDocument_description_1"><value>Amendment No. 5 To Amended and Restated Revolving Credit Agreement</value>
                <data sid="data2"><filename>ex10_9-6.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_2"><value>Exhibit 99.1 Press Release</value></field>
                <data sid="data3"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>Logo</value></field>
                <data sid="data4"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value>PDF</value></field>
                <data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

October 21, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On October 21, 2008, Raymond James Financial, Inc. issued a press release disclosing its results for the fourth quarter and fiscal year ended September 30, 2008. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The press release includes instructions as to how and when to access the Company's complementary quarterly conference call that will be available to all interested persons telephonically and by webcast through the Company's website.

The information furnished herein, including Exhibit 10.1 and Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 7.01 Regulation FD Disclosure

On October 21, 2008, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

10.9.6 Amendment No. 5 To Amended and Restated Revolving Credit Agreement
99.1 Press release dated October 21, 2008 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: October 22, 2008

By: /s/ Thomas A. James
Thomas A. James
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Exhibit 10.9.6

AMENDMENT NO. 5
TO
AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT

This AMENDMENT NO. 5 TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT ("Amendment No. 5") is dated as of October 8, 2008 by and among RAYMOND JAMES FINANCIAL, INC., a Florida corporation (the "Borrower"), the Lenders named on the signature pages hereto (the "Lenders"), and JPMORGAN CHASE BANK, N.A., individually and as administrative agent (the "Agent") for the Lenders.

W I T N E S S E T H :

WHEREAS, the Borrower, the Agent and the Lenders are parties to that certain Amended and Restated Revolving Credit Agreement dated as of October 13, 2005, as amended by (i) Amendment No. 1 and Waiver to Amended and Restated Revolving Credit Agreement dated as of October 11, 2006, (ii) Amendment No. 2 and Waiver to Amended and Restated Revolving Credit Agreement dated as of April 16, 2007, (iii) Amendment No. 3 to Amended and Restated Revolving Credit Agreement dated as of July 11, 2007, and (iv) Amendment No. 4 and Waivers to Amended and Restated Revolving Credit Agreement dated as of October 9, 2007 (the "Credit Agreement"); and

WHEREAS, the parties desire to effect a three-month extension of the Facility Termination Date currently provided in the Credit Agreement and a reduction of the Aggregate Commitment.

NOW, THEREFORE, in consideration of the premises herein contained, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

I. Defined Terms

Capitalized terms used but not defined herein are used with the meanings assigned to them in the Credit Agreement.

II. Amendment to the Credit Agreement

2.1. The definition of "Facility Termination Date" in Article I of the Credit Agreement is hereby amended in its entirety to read as follows:

"'Facility Termination Date' means January 8, 2009 or any later date as may be specified as the Facility Termination Date in accordance with Section 2.18 or any earlier date on which the Aggregate Commitment is reduced to zero or otherwise terminated pursuant to the terms hereof."

2.2. Pursuant to Section 2.18 of the Credit Agreement, the Aggregate Commitment is hereby reduced from $200,000,000 to $100,000,000 as of the date hereof and the respective Commitments of the consenting, extending Lenders are set forth on the signature pages hereto; and provided further that, pursuant to Section 2.4(b) of the Credit Agreement, the Aggregate Commitment shall be (i) further reduced to $75,000,000 as of November 10, 2008; (ii) further reduced to $50,000,000 as of December 8, 2008; and (iii) further reduced to zero as of January 8, 2009.

III. Borrower Representations

In order to induce the Lenders and the Agent to execute and deliver this Amendment No. 5, the Borrower represents and warrants to the Lenders that, both before and after giving effect to this Amendment No. 5, (a) there exists no Default or Unmatured Default on the date hereof; (b) each of the representations and warranties contained in Article V of the Credit Agreement is true and correct on the date hereof, except for (i) the matters disclosed in Part II, Item 1. "Legal Proceedings" in the Borrower's Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2008 that relate to (A) the Borrower's Turkish affiliate, (B) Sirchie Acquisition Company, LLC and (C) auction rate securities, and (ii) the fact that Raymond James Trust Company has converted from a state to a federal charter and is now known as "Raymond James Trust, N.A."; (c) the execution and delivery by the Borrower of this Amendment No. 5 have been duly authorized by all requisite corporate proceedings; (d) this Amendment No. 5 and the other Loan Documents to which the Borrower is a party constitute the legal, valid and binding obligations of the Borrower enforceable in accordance with their respective terms; (e) no authorization or approval of, and no notice to or filing with, any Governmental Authority or other Person is required for the due execution, delivery or performance of this Amendment No. 5 by the Borrower; and (f) no material adverse change in the business, Property, condition (financial or otherwise) or results of operations of the Borrower and its Subsidiaries taken as a whole has occurred since September 30, 2007.

IV. Effectiveness

This Amendment No. 5 shall become effective as of the date first above written upon fulfillment of the following conditions (and when notice thereof shall have been given by the Agent to the Borrower and the Lenders):

(i) the Agent shall have received counterparts of this Amendment No. 5 duly executed by the Borrower and the Required Lenders;

(ii) the Agent shall have received in payment from the Borrower for the ratable account of each Lender that delivers its executed signature page hereto as directed by, and by such time as is requested by the Agent, an extension fee of 0.25% of such Lender's Commitment;

(iii) the Borrower shall have delivered to the Agent a certificate of Borrower's Secretary and a certificate of Borrower's Chief Financial Officer in form and substance satisfactory to the Agent and its counsel; and

(iv) all accrued fees and expenses of the Agent (including the accrued fees and expenses of counsel to the Agent invoiced on or prior to the date hereof) shall have been paid by the Borrower.

V. Ratification

Except as specifically provided herein, (a) the Credit Agreement shall otherwise remain unaltered and in full force and effect, and the respective terms, conditions and covenants thereof are hereby ratified and confirmed in all respects as originally executed, and (b) this Amendment No. 5 shall not operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents. Upon the effectiveness of this Amendment No. 5, each reference in the Credit Agreement to "this Agreement", "hereof", "herein", "hereunder" or words of like import shall mean and be a reference to the Credit Agreement as amended hereby.

VI. Governing Law

THIS AMENDMENT NO. 5 SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.

VII. Execution in Counterparts

This Amendment No. 5 may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

[signature pages follow]

CHI:2122405.5

IN WITNESS WHEREOF, the Borrower, the Lenders and the Agents have executed this Amendment No. 5 as of the date first above written.

RAYMOND JAMES FINANCIAL, INC.

By: _____/s/_ JP Julien_____

Title: _____Senior VP & Chief Financial Officer_____

Address for Notices:
880 Carillon Parkway
St. Petersburg, Florida 33716
Attention: Jeffrey P. Julien
Telephone: (727) 567-5021
Facsimile: (727) 573-8915

Commitment: JPMORGAN CHASE BANK, N.A.,
$25,000,000   Individually and as Administrative Agent

By: _____/s/ Piers C. Murray_____

Title: _____Managing Director_____

Address for General Notices:
Financial Institutions-Broker-Dealer Group
270 Park Avenue
22nd Floor
New York, NY 10172
Attention: Piers C. Murray
Telephone: (212) 270-5445
Facsimile: (212) 270-1511

Address for Funding Matters:
Loan and Agency Services
1111 Fannin, 10th Floor
Houston, TX 77002
Attention: Wesley Gibson
Telephone: (713) 750-2424
Facsimile: (713) 750-2228

CHI:2122405.5

Commitment: CITIBANK, N.A.,
$25,000,000   Individually and as Syndication Agent

By: /s/ Michael Mauerstein

Title: Managing Director

Address for Notices:
388 Greenwich Street
8th Floor
New York, New York 10013
Attention: Michael Mauerstein
Telephone: (212) 816-3431
Facsimile: (212) 816-5325

Commitment: THE BANK OF NEW YORK MELLON,
$25,000,000   Individually and as Co-Documentation Agent

By: /s/ John Templeton

Title: Vice President

Address for Notices:
One Wall Street
41st Floor
New York, New York 10286
Attention: John Templeton
Telephone: (212) 635-6823
Facsimile: (212) 809-9566

CHI:2122405.5

Commitment: REGIONS BANK
$25,000,000

By: /s/ Heather L. Long

Title: Vice President

Address for Notices:
            Building I, Suite 105
            13535 Feather Sound Drive
            Clearwater, FL 33762
            Attention: Commercial Banking
Telephone: (727) 571-8582
Facsimile: (727) 572-4776

CHI:2122405.5

Exhibit 99.1

RAYMOND JAMES®

October 21, 2008   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES FOURTH QUARTER RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today announced its results for the fourth quarter and fiscal year ended September 30, 2008.

"While we have successfully avoided almost all of the carnage suffered by the larger firms in the financial services sector through abstaining from participating in subprime mortgages, credit default swaps and high leverage, the fallout has definitely affected us," stated Chairman and CEO Thomas A. James.

"Market losses have reduced retail client activity and asset-based fees. Initial public offerings and other new issue activity have largely disappeared. Trading results have suffered as prices have gyrated irrationally. For example, municipal bonds have declined to prices that might provide higher yields than equivalent taxable bonds. The conditions have even impacted the availability of normal credit lines for a business as sound as ours. The unsecured line to Raymond James Financial was cut in half to $100 million when extended. Fortunately, we have sufficient funding and are in the process of obtaining additional lines currently, but additional funds could be utilized opportunistically in these conditions," James continued. (For additional information see the footnotes to the financials herewith.)

"Not surprisingly, the September quarter's net revenues are flat with last year and down 7 percent from the June quarter. Commissions and fees are down 2 percent from last year's quarter and 7 percent from the preceding quarter. Investment banking revenues are off 39 percent from last year's comparable quarter. Finally, net income was down 22 percent to $49 million or $0.41 per share diluted. That decline was magnified by a higher-than-normal 41 percent tax rate resulting from declines in the market value of the securities in our company- and bank-owned life insurance programs. Although that might be disappointing to analysts, I'm actually pleased that our results were that good in light of the devastation in the financial sector," said James.

"The same conclusion applies to our results for the 2008 fiscal year that ended in September. While net revenues grew 8 percent to $2.8 billion, as the year progressed, and conditions worsened in the financial sector as well as the general economy, revenues slowed. Nonetheless, net income only declined 6 percent from last year's record to $235 million or $1.97 per share diluted. Essentially, strongly positive net recruiting results, good relative performance in asset management, vibrant growth in institutional commissions and superb results in Raymond James Bank, in spite of turbulent conditions, buoyed operations.

"The market's volatile behavior continued into October but there are signs that the equities markets are making a bottom even though the general economy and the financial markets could experience weakness for the next six to 12 months. After they have time to work, the intervention by the Treasury and Federal Reserve Board should stabilize the credit markets. In fact, there should be a respite from the initiation of additional programs until the stabilization program has time to work in conjunction with lower energy and other commodity costs," James continued.

"Traumatic times test a company's strategic business plan, and the quality and soundness of its operational platform. In fact, our recruiting activity has never been more active and opportunities abound for an organization that is well-capitalized and well-run. Raymond James has proven its ability to withstand adversity and is poised to participate in the recovery, which should take place in the second half of 2009."

The company will conduct its quarterly conference call Wednesday, October 22, at 8:15 a.m. EDT. The telephone number is 877-777-1971. The call will also be available on demand on the company's website, raymondjames.com, under "About Our Company," "Investor Relations," "Financial Reports," "Quarterly Analyst Conference Call." The subjects to be covered may also include forward-looking information. Questions may be posed to management by participants on the call, and in response the company may disclose additional material information.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,000 financial advisors serving approximately 1.8 million accounts in more than 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $187 billion, of which $33 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, loan reserves/losses, financial results, anticipated results of litigation and regulatory proceedings, federal government assistance programs for financial institutions and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2007 annual report on Form 10-K and quarterly report for the quarter ended June 30, 2008 on Form 10-Q, which are available on raymondjames.com and sec.gov.

Raymond James Financial, Inc.
Unaudited Report
For the periods ended September 30, 2008
(all data in thousands, except per share earnings)

	Fourth Quarter			Fiscal Year		
	2008	2007	% Change	2008	2007	% Change
Total revenues	$759,859	$838,926	(9%)	$3,204,932	$3,109,579	3%
Net revenues	693,165	691,636	0%	2,812,703	2,609,915	8%
Net income	49,108	62,967	(22%)	235,078	250,430	(6%)
Net income per share - diluted	0.41	0.53	(23%)	1.97	2.11	(7%)
Weighted average common and common equivalent shares outstanding - diluted	119,009	119,743		119,059	118,693	

Balance Sheet Data[1]

	September 2008	September 2007
Total assets	$ 20.7 bil.[2]	$ 16.3 bil.
Shareholders' equity	$1,884 mil.	$1,758 mil.
Book value per share	$16.18	$15.07

---

[1] Raymond James Financial, Inc. recently extended its 364-day, unsecured revolving credit agreement. The extended and fully drawn revolver entered into with four commercial banks provides for a $100 million facility that expires on January 8, 2009, unless modified or renewed. The extended facility amortizes 25% after one month, another 25% after two months, and the remaining 50% at the maturity date. The Company has sufficient liquidity to meet its operating needs, despite occasional instances of banks refusing to lend overnight under uncommitted lines. In the current market environment, the Company believes that increased liquidity and capital resources will permit it to take advantages of opportunities that may arise. Such opportunities include acquisitions and the potential for increased recruiting of financial professionals. Consequently, it is endeavoring to increase the amount of its committed revolver and/or, add term debt. The Company also is exploring whether it may avail itself of the financing programs recently announced by the Treasury, the Federal Reserve and the FDIC.

At the subsidiary level, as previously reported, Raymond James & Associates, Inc. ("RJA"), the Company's full service broker-dealer, has in place two committed, secured inventory financing lines totaling $150 million, each with a commercial bank, as well as $435 million of uncommitted, secured and unsecured lines with several commercial banks. RJA is negotiating with several commercial banks for additional committed, secured bank lines. RJA recently put into place a tri-party repurchase arrangement with Raymond James Bank, F.S.B. ("RJBank") under which RJA could finance its securities inventory in an amount not exceeding ten percent of RJBank's regulatory capital, or approximately $78 million of financing under normal regulatory limits. RJBank has been granted a temporary exemption from that limit by the Office of Thrift Supervision (an exemption that parallels one granted by the Federal Reserve Board to member banks) permitting it to finance up to $300 million of eligible securities for RJA until January 30, 2009. To date, RJA has not needed to employ any repurchase agreement financing with RJBank.

[2] Total assets include $1.9 billion in cash, offset by an equal amount in overnight borrowing to meet point-in-time regulatory balance sheet composition requirements related to RJBank's qualifying as a thrift institution. Please see detailed discussion in supplemental RJBank disclosures.

-more-

Management Data

| | Quarter Ended | | | YTD | |
	September 2008	September 2007	June 2008	September 2008	September 2007
Total financial advisors:					
United States	4,548	4,336	4,453	4,548	4,336
Canada	408	341	374	408	341
United Kingdom	89	81	86	89	81
# Lead managed/co-managed:					
Corporate public offerings in U.S.	15	9	17	60	78
Corporate public offerings in Canada	2	6	7	22	30
Financial assets under management	$33.3 bil.	$37.1 bil.	$35.8 bil.	$33.3 bil.	$37.1 bil.
Client Assets	$ 187 bil.	$ 215 bil.	$ 212 bil.	$ 187 bil.	$ 215 bil.
Client Margin Balances	$1,571 mil.	$1,526 mil.	$1,675 mil.	$1,571 mil.	$1,526 mil.

| | Quarter Ended | | Year Ended | |
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Revenues:				
Private Client Group	$ 461,421	$ 516,330	$1,950,292	$1,938,154
Capital Markets	119,998	132,990	506,007	506,498
Asset Management	57,102	61,223	236,928	234,875
RJBank	101,359	93,572	405,304	279,572
Emerging Markets	8,284	15,957	41,269	59,083
Stock Loan/Borrow	7,828	19,401	36,843	68,685
Proprietary Capital	4,300	(3,637)	22,775	8,280
Other	(433)	3,090	5,514	14,432
Total	$ 759,859	$ 838,926	$3,204,932	$3,109,579

Income Before Provision for Income Taxes:				
Private Client Group	$ 34,218	$ 58,337	$ 177,696	$ 219,864
Capital Markets	8,447	15,944	50,169	68,966
Asset Management	13,815	13,997	58,865	60,517
RJBank	33,660	2,043	112,282	27,005
Emerging Markets	(1,642)	1,966	(3,260)	3,640
Stock Loan/Borrow	2,207	2,008	7,034	5,003
Proprietary Capital	2,778	(1,040)	7,341	3,577
Other	(10,322)	2,350	(23,273)	3,652
Pre-Tax Income	$ 83,161	$ 95,605	$ 386,854	$ 392,224

-more-

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Sept 30, 2008	Sept 30, 2007	% Change	June 30, 2008	% Change
		Three Months Ended			
Revenues:					
Securities commissions and fees	$ 451,418	$ 459,513	(2%)	$ 483,225	(7%)
Investment banking	36,739	60,432	(39%)	36,236	1%
Investment advisory fees	51,062	53,589	(5%)	51,492	(1%)
Interest	162,864	212,265	(23%)	156,935	4%
Net trading profits	(6,947)	42	(16,640%)	11,100	(163%)
Financial service fees	33,057	33,531	(1%)	31,774	4%
Other	31,666	19,554	62%	37,986	(17%)
Total Revenues	759,859	838,926	(9%)	808,748	(6%)
Interest Expense	66,694	147,290	(55%)	66,724	0%
Net Revenues	693,165	691,636	0%	742,024	(7%)
Non-Interest Expenses:					
Compensation, commissions and benefits	471,977	466,828	1%	490,479	(4%)
Communications and information processing	30,438	31,081	(2%)	30,899	(1%)
Occupancy and equipment costs	26,013	20,032	30%	26,102	0%
Clearance and floor brokerage	7,698	8,084	(5%)	7,969	(3%)
Business development	25,620	21,815	17%	24,527	4%
Investment advisory fees	12,274	12,837	(4%)	12,997	(6%)
Other	37,186	39,735	(6%)	34,358	8%
Total Non-Interest Expenses	611,206	600,412	2%	627,331	(3%)
Minority Interest	(1,202)	(4,381)	73%	(425)	(183%)
Income before provision for income taxes	83,161	95,605	(13%)	115,118	(28%)
Provision for income taxes	34,053	32,638	4%	45,180	(25%)
Net Income	**$ 49,108**	**$ 62,967**	(22%)	**$ 69,938**	(30%)
Net Income per share-basic	**$ 0.42**	**$ 0.54**	(22%)	**$ 0.60**	(30%)
Net Income per share-diluted	**$ 0.41**	**$ 0.53**	(23%)	**$ 0.59**	(31%)
Weighted average common shares outstanding-basic	**115,973**	**116,440**		**115,633**	
Weighted average common and common equivalent shares outstanding-diluted	**119,009**	**119,743**		**118,272**	

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Twelve Months Ended		
	Sept 30, 2008	**Sept 30, 2007**	**% Change**
Revenues:			
Securities commissions and fees	$ 1,888,745	$ 1,740,717	9%
Investment banking	124,062	192,114	(35%)
Investment advisory fees	212,478	206,076	3%
Interest	724,063	726,992	0%
Net trading profits	(1,691)	16,476	(110%)
Financial service fees	130,569	125,214	4%
Other	126,706	101,990	24%
Total Revenues	3,204,932	3,109,579	3%
Interest Expense	392,229	499,664	(22%)
Net Revenues	2,812,703	2,609,915	8%
Non-Interest Expenses:			
Compensation, commissions and benefits	1,906,366	1,766,690	8%
Communications and information processing	123,578	114,161	8%
Occupancy and equipment costs	97,613	79,881	22%
Clearance and floor brokerage	31,346	30,746	2%
Business development	95,750	88,067	9%
Investment advisory fees	50,764	47,452	7%
Other	124,738	100,421	24%
Total Non-Interest Expenses	2,430,155	2,227,418	9%
Minority Interest	(4,306)	(9,727)	56%
Income before provision for income taxes	386,854	392,224	(1%)
Provision for income taxes	151,776	141,794	7%
Net Income	**$ 235,078**	**$ 250,430**	(6%)
Net Income per share-basic	**$ 2.02**	**$ 2.17**	(7%)
Net Income per share-diluted	**$ 1.97**	**$ 2.11**	(7%)
Weighted average common shares			
outstanding-basic	116,383	115,608	
Weighted average common and common			
equivalent shares outstanding-diluted	119,059	118,693	

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RAYMOND JAMES BANK

Raymond James Bank, FSB (RJBank) is a federally chartered savings bank, regulated by the Office of Thrift Supervision, which provides residential, consumer and commercial loans, as well as FDIC-insured deposit accounts, to clients of Raymond James Financial, Inc. (RJF) broker-dealer subsidiaries and to the general public. RJBank also purchases residential whole loan packages to hold for investment and is active in bank participations and corporate loan syndications. RJBank operates from a single branch location adjacent to the Raymond James headquarters complex in St. Petersburg, Florida. RJBank's deposits consist predominately of cash balances swept from the client investment accounts carried by Raymond James & Associates, Inc. in the Raymond James Bank Deposit Program (RJBDP). In all periods presented, RJBank was categorized as "well capitalized" under the bank regulatory framework. The most recent regulatory examination was as of March 31, 2008.

On September 30, 2008, RJBank had advances outstanding at the Federal Home Loan Bank (FHLB) of Atlanta of $1.95 billion, which included $1.9 billion in overnight borrowing to meet point-in-time regulatory balance sheet composition requirements related to RJBank's qualifying as a thrift institution. The latter action was communicated well in advance with the Office of Thrift Supervision. These borrowed funds were invested in qualifying accounts at the FHLB and the necessary qualification was met. Prior to the advance, RJF infused $120 million additional capital into RJBank to ensure RJBank retained its "well capitalized" status as of September 30, 2008, under bank regulatory capital guidelines. After the advance was repaid on October 1, 2008, RJBank made a return of capital distribution of $60 million back to RJF on October 2, 2008, to return a portion of the excess capital above the amount necessary to meet all regulatory capital requirements for "well capitalized" status. September 30, 2008 results are presented on the following page, along with adjusted results excluding the borrowing and capital returned to RJF, if materially impacted.

Corporate Loan Portfolio

RJBank's corporate loan portfolio is comprised of project finance real estate loans and commercial lines of credit and term loans. Approximately 90% of loan outstandings are participations in Shared National Credits agented by approximately 30 different financial institutions with whom RJBank has a relationship. RJBank is sometimes involved in the initial syndication of the loan at inception and some of these loans have been purchased in secondary trading markets. Regardless of the source, all loans are independently underwritten to RJBank credit policies, are subject to loan committee approval, and credit quality is continually monitored by corporate lending staff. Approximately one-third of the corporate borrowers have a capital markets relationship with Raymond James. More than half of RJBank's corporate borrowers are public companies and nearly two-thirds have annual EBITDA greater than $50 million. RJBank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis to very creditworthy borrowers. There are no subordinated loans or mezzanine financings in the corporate loan portfolio. RJBank has experienced some credit quality deterioration primarily in corporate credits associated with the Residential Acquisition and Development/Homebuilder industry. Four credits in this industry segment account for approximately $35.7 million in nonaccrual loans and two of those credits contributed $6.3 million in net charge-offs for the quarter. Total loan outstandings and commitments in this industry segment are $98 million and $116 million, respectively (outstandings are approximately 1.0% of RJBank total assets). Committed exposures to this industry segment have been reduced by almost 40% over the past year. Along with undertaking an effort to reduce these existing exposures, RJBank has made no new loan commitments to this industry segment in the past year.

Residential Loan Portfolio

RJBank's residential loan portfolio consists primarily of first mortgage loans originated by RJBank via referrals from RJF Private Client Group financial advisors, and first mortgage loans purchased by RJBank originated by select large financial institutions. These purchased mortgage loans represent over 90% of RJBank's residential portfolio. All of RJBank's residential loans adhere to strict RJBank underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower, loan-to-value (LTV), and combined loan-to-value (including second mortgage/ home equity loans). On average, three-fourths of the purchased residential loans are re-underwritten with new credit information and valuations, if warranted, by RJBank staff prior to purchase, with the remainder coming from long-standing sources and meeting extremely high credit criteria. Approximately 90% of the residential loans are fully documented loans to owner-occupant borrowers. More than three-fourths of RJBank's residential loan portfolio are adjustable rate mortgage (ARM) loans with interest-only payments based on a fixed rate for an initial period of the loan, typically 3-5 years, then become fully amortizing, subject to annual and lifetime interest rate caps. RJBank does not originate or purchase option ARM loans with negative amortization, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased. Adjustable mortgage rate resets in the next six months are expected to be to rates similar to or lower than the current loan rates. RJBank has a long history with these types of loans. Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents and only retained on an exception basis. All of RJBank's first mortgage loans are serviced by the seller or by third party professional firms.

Investments and Securities Purchased Under Agreement to Resell

RJBank's investment portfolio consists of mortgage securities, Federal Home Loan Bank stock and a very small Community Reinvestment Act investment. About 45 percent of the portfolio is invested in relatively short average-life floating rate securities issued by Ginnie Mae, Fannie Mae or Freddie Mac. Other than $17 million invested in securities rated less than "AAA," the remainder of the mortgage-backed securities portfolio is comprised of "AAA" rated non-agency residential mortgage securities. These securities were purchased based on the underlying loan characteristics such as loan-to-value ratio, credit scores, property type, location and the current level of credit enhancement. Current characteristics of each security owned such as delinquency and foreclosure levels, credit enhancement, projected losses and coverage are reviewed monthly by management.

All mortgage securities are classified as Available for Sale and, although many securities are lower in fair value due to ongoing market disruptions that resulted in an aggregate pretax unrealized loss of $89 million, none other than two securities were considered to be other-than-temporarily impaired as of September 30, 2008. This is based on RJBank's evaluation of the performance and underlying characteristics of the securities including the low levels of current and estimated credit losses relative to the level of credit enhancement, and RJBank's consideration of its intent and ability to hold the securities for a period of time sufficient to allow for the anticipated recovery in the market value of the securities. RJBank determined that a second residential mortgage-backed security in the portfolio was other-than-temporarily impaired and recognized a loss of $2.0 million in other income for the three months ended September 30, 2008.

RJBank manages its cash position primarily through overnight deposits in the FHLB, or investments in repurchase agreements with the collateral held by third party custodians. Collateral for these repurchase agreements consists of agency-issued mortgage securities. Collateral backing these agreements is required to be a minimum of 102% of the principal amount. FHLBs are AAA-rated Govt. Sponsored Enterprises.

(continued)

$ in 000s UNAUDITED	Three Months Ending 9/30/2008	Three Months Ending 6/30/2008	Three Months Ending 3/31/2008	Three Months Ending 12/31/2007[1]	Three Months Ending 9/30/2007[1]
Net Revenues	$66,313	$62,452	$48,929	$36,074	$29,550
Net Income	$21,372	$24,036	$15,680	$9,495	$1,646
Provision Expense to increase Reserves for Loan Loss & Unfunded Commitments	$19,822	$12,732	$12,558	$12,016	$19,085
Net Interest Margin (% Earning Assets)	3.13%	3.09%	2.57%	2.18%	1.97%
Net Interest Spread (IEA Yield - COF)	3.03%	2.98%	2.38%	1.91%	1.68%
Net Charge-offs in Quarter	$7,876	$ 5,003	$150	$586	$906

	As of 9/30/2008	As of 6/30/2008	As of 3/31/2008	As of 12/31/2007[1]	As of 9/30/2007[1]
Total Assets	$11,356,939	$8,339,757	$8,299,105	$6,816,407	$6,311,983
Adjusted Total Assets[2]	$9,396,939				
Total Loans, Net	$7,095,227	$6,680,362	$6,175,866	$5,653,503	$4,664,209
Total Deposits	$8,774,457	$7,746,139	$7,712,295	$6,208,862	$5,585,259
Raymond James Bank Deposit Program Deposits (RJBDP)	$8,481,964	$7,470,645	$7,426,870	$5,930,094	$5,313,429
Available for Sale Securities, at Market Value	$577,926	$619,153	$654,845	$568,982	$569,911
Change in Net Unrealized Gain (Loss) on Available for Sale Securities, Before Tax	($30,092)	$2,912	($54,386)	($4,490)	($2,162)
Total Capital	$633,155	$510,772	$484,899	$443,540	$366,927
Adjusted Total Capital[3]	$573,155				
Corporate & Real Estate Loans[4]	$4,563,065	$4,201,874	$3,974,254	$3,466,735	$2,769,517
Retail/Residential Loans[5]	$2,620,314	$2,556,070	$2,271,831	$2,266,024	$1,942,662
Reserves for Loan Loss & Unfunded Lending Commitments	$97,318	$85,373	$77,644	$65,236	$53,806
Reserves for Loan Loss & Unfunded Lending Commitments (as % Loans)	1.35%	1.26%	1.24%	1.14%	1.15%
Total Nonaccrual Loans	$52,033[6]	$29,619	$9,375	$4,015	$1,391
Total Nonperforming Loans[7] (as % Loans)	0.82%	0.54%	0.21%	0.11%	0.09%
Number of 1-4 Family Residential Loans	6,470	6,353	5,810	5,860	5,394
Residential First Mortgage Loan Weighted Average LTV / FICO[8]	64% / 750	65% / 749	68% / 749	68% / 747	69% / 748
1-4 Family Mortgage	5.2% CA[9]	5.5% CA	4.9% CA	5.8% CA	5.5% CA
Geographic Concentration	3.3% NY[9]	3.3% NY	3.1% FL	3.7% FL	3.9% FL
(top 5 states, dollars	3.0% FL[9]	3.2% FL	2.4% NY	2.9% NY	1.9% NJ
outstanding as a	2.1% NJ[9]	2.3% NJ	2.3% NJ	2.9% NJ	1.9% NY
percent of total assets)	1.3% VA[9]	1.4% VA	1.3% VA	1.7% VA	1.8% VA
Number of Corporate Borrowers	253	238	222	201	175
Corporate Loan Industry Concentration	3.3% Telecom9	4.0% Consumer Products/Services	3.4% Healthcare) (excluding hospitals	3.8% Healthcare (excluding hospitals)	3.6% Media Communications
(top 5 categories,	3.2% Retail Real Estate 9	3.7% Healthcare (excluding hospitals)	3.2% Telecom	3.3% Media Communications	3.2% Industrial Manufacturing
dollars outstanding	3.2% Consumer Products/Services9	3.5% Telecom	3.1% Consumer Products/Services	3.2% Consumer Products/Services	3.1% Consumer Products/Services
as a percent of total assets)	3.1% Industrial Manufacturing9	3.4% Retail Real Estate	3.1% Media Communications	2.7% Retail Real Estate	2.9% Gaming
	3.0% Healthcare (excluding hospitals)9	3.2% Media Communications	2.7% Industrial Manufacturing	2.5% Telecom	2.6% Retail Real Estate

[1]Data presented for all quarters utilizes the same format as used in the SEC filings. Some data presented previously was based on formats used by bank regulators. [2]Data presents 9/30/08 total assets (non-GAAP) adjusted to exclude the $1.9 billion FHLB advance repaid on 10/1/08, and the $60 million return of capital to RJF on 10/2/08. See information on first page of RJBank supplement for additional information. [3]Total capital (non-GAAP) adjusted for the $60 million return of capital to RJF on 10/2/08. [4]Commercial, Real Estate Construction, and Commercial Real Estate Loans, net of unearned income and deferred expenses. [5]Residential Mortgage and Consumer Loans, net of unearned income and deferred expenses. [6]Non-Accrual Loans as of 9/30/08, consist of five corporate loans and 46 residential mortgage loans. [7]Includes 90+ days Past Due plus Nonaccrual Loans. [8]At origination. Small group of local loans representing less than 0.5% of residential portfolio excluded. Prior to 12/31/07 quarter, LTV/FICO averages presented are for Interest Only residential loans. [9]Concentration ratios are presented as percent of Adjusted Total Assets (see note 2 above).

For more information, contact Anthea Penrose at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.